Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary:	State or other jurisdiction in which each Subsidiary is incorporated:	Name under which Subsidiary does business:
Ballast Holdings Pty Ltd	Australia	Ballast Holdings Pty Ltd
Ballast Accountants Pty Ltd.	Australia	Ballast Accountants Pty Ltd.
Ballast Financial Planning Pty Ltd.	Australia	Ballast Financial Planning Pty Ltd.
Ballast Superannuation Management Pty Ltd.	Australia	Ballast Superannuation Management Pty Ltd.
Credi Loans LLC	Delaware	Credi Loans LLC
EPOINT Payment Corp.	Delaware	EPOINT Payment Corp.
The Financial Link Group Pty Ltd.	Australia	The Financial Link Group Pty Ltd
Fintech Holdings LLC	Oregon	Fintech Holdings LLC
Fintech Investments, Inc.	Delaware	Fintech Investments, Inc.
Your Smile Plan LLC	Delaware	Your Smile Plan LLC